SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

Amendment No. 5

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

COST PLUS, INC.

(Exact name of registrant as specified in charter)

California	94-1067973
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

200 4th Street, Oakland, California	94607
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so Registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Amendment No. 5 on Form 8-A/A supplements and amends the information set forth in the Amended and Restated Registration Statement (the “Restated Registration Statement”) filed by Cost Plus, Inc. (the “Company”) on Form 8-A/A with the Securities and Exchange Commission on June 25, 2008. This Amendment No. 5 reflects an amendment to the Amended and Restated Preferred Shares Rights Agreement dated June 24, 2008 (the “Restated Rights Agreement”) between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”) pursuant to which any person who shall have executed a written agreement with the Company, which agreement shall have been approved by the Board of Directors of the Company (the “Board”) prior to the date such person acquires beneficial ownership of 15% or more of the Company’s outstanding common shares (the “Common Shares”), and which agreement imposes certain limitations as determined by the Board on such person, shall not be deemed an “Acquiring Person” under the Restated Rights Agreement (any such exempted person, an “Exempt Person”) until such time as such Exempt Person shall have acquired beneficial ownership of 20% or more of the Common Shares.

The Restated Registration Statement is hereby amended in the following form:

The paragraph under the caption “Distribution Date” is amended and restated in its entirety to read:

The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth business day (or such later date as may be determined by the Board) after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding (or with respect to any person who shall have executed a written agreement with the Company, which agreement shall have been approved by the Board of Directors of the Company (the “Board”) prior to the date such person acquired beneficial ownership of 15% or more of the Common Shares, and which agreement imposes certain limitations as determined by the Board on such person (any such exempted person, an “Exempt Person”), the beneficial ownership of 20% or more of the Company’s outstanding Common Shares), or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding Common Shares (or with respect to an Exempt Person would result in ownership by a person or group of 20% or more of the Company’s outstanding Common Shares). The earlier of such dates is referred to as the “Distribution Date.”

In addition, the paragraph under the caption “Right to Buy Company Common Shares” is amended and restated in its entirety to read:

Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company’s then outstanding Common Shares (or with respect to an Exempt Person becomes the beneficial owner of 20% or more of the Company’s then outstanding Common Shares), then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

In addition, the paragraph under the caption “Right to Buy Acquiring Company Shares” is amended and restated in its entirety to read:

Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company’s then outstanding Common Shares (or with respect to an Exempt Person becomes the beneficial owner of 20% or more of the Company’s then outstanding Common Shares), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.

In addition, the paragraph under the caption “Exchange Provision” is amended and restated in its entirety to read:

At any time after an Acquiring Person becomes beneficial owner of 15% or more of the Company’s then outstanding Common Shares (or with respect to an Exempt Person becomes the beneficial owner of 20% or more of the Company’s then outstanding Common Shares) and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

In addition, the paragraph under the caption “Redemption” is amended and restated in its entirety to read:

At any time on or prior to the Close of Business on the earlier of (i) the fifth day following the attainment of 15% or more of the Company’s then outstanding Common Shares (or with respect to an Exempt Person the attainment of 20% or more of the Company’s then outstanding Common Shares) by an Acquiring Person (or such later date as may be determined by action of the Board and publicly announced by the Company), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Finally, the paragraphs under the caption “Certain Anti-Takeover Effects” are amended and restated in their entirety to read:

The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its shareholders of any real opportunity to determine the destiny of the Company. The Rights were declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position (or 20% or greater in the case of an Exempt Person) to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right on the earlier of (i) the fifth day following the attainment of 15% or more (or 20% or more in the case of an Exempt Person) of the Company’s then outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of the Board and publicly announced by the Company), or (ii) the Final Expiration Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

ITEM 2.	EXHIBITS

Exhibit 4.1	First Amendment to the Restated Rights Agreement, dated as of January 7, 2009, between Cost Plus, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed January 7, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

COST PLUS, INC.

Date: January 7, 2009	By:	/s/ Jane L. Baughman
Jane L. Baughman
Executive Vice President and Chief Financial Officer